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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1335 Dublin Road, Suite 122-D
                        (No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy A. Vargo 614-485-0803

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group LLC
                    (Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road, Columbus	Ohio	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AB
3/2

JD
3/10/2010

OATH OR AFFIRMATION

I, __Todd E. Crawford__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital City Securities LLC__ , as of __December 31__ , 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__President__

Title

Notary Public

Stephen Concilla, State of Ohio
Commission Expires 11·24·2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL CITY SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Capital City Securities, LLC

Independent Auditors' Report

We have audited the accompanying balance sheets of Capital City Securities, LLC (a limited liability corporation) as of December 31, 2009 and 2008 and the related statements of operations, changes in member equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio

Federal Employer ID Number: 20-3767687

Richard B. Dumas

Richard B. Dumas, CPA

January 21, 2010

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

CAPITAL CITY SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

ASSETS		2009		2008
Cash	$	31,210	$	33,451
Deposit with clearing organization		50,000		50,000
Fees receivable		14,737		47,373
Receivable from broker-dealers and clearing organization		20,460		14,261
Accounts receivable - other		13,370		5,765
Prepaid expenses		7,926		5,580
Other assets		266		275
Total current assets		137,969		156,705
Long-term assets		-		-
	$	137,969	$	156,705

LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	8,501	$	37,406
Commissions payable		39,847		48,747
Accrued payroll		-		5,704
Other liabilities		393		116
Total current liabilities		48,741		91,973
Long-term debt		-		-
Total liabilities		48,741		91,973
Members' equity:				
Contributed capital		190,000		170,000
Retained earnings		(100,772)		(105,268)
Total stockholders' equity		89,228		64,732
	$	137,969	$	156,705

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2009 AND 2008

Revenues:		2009		2008
Commissions	$	787,708	$	192,988
Other income		108		3,362
Total revenues		787,816		196,350
Expenses:				
Commissions		464,554		89,673
Wages		106,929		102,795
Clearing house charges		96,638		37,518
Professional fees		29,961		3,555
Office rent		26,479		11,408
Insurance		15,190		15,612
Licenses, dues and subscriptions		15,057		13,293
Equipment rental		6,706		3,352
Maintenance and repair		5,155		495
Printing and postage		4,317		3,508
Telephone		4,250		2,246
Advertising		3,060		2,200
Office expenses		2,030		1,565
Other		2,994		7,240
Total expenses		783,320		294,460
Net income (loss)	$	4,496	$	(98,110)

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMEBERS' EQUITY

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Contributed Capital:		
Balance at beginning of year	$ 170,000	$ 25,000
Contributed capital	20,000	145,000
Balance at end of year	190,000	170,000
Retained Earnings:		
Balance at beginning of year	(105,268)	(7,158)
Net income (loss)	4,496	(98,110)
Distributions	-	-
Balance at end of year	(100,772)	(105,268)
Total members' equity	$ 89,228	$ 64,732

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 4,496	$ (98,110)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
(Increase) decrease in:		
Deposit with clearing organization	-	(50,000)
Fees receivable	32,636	(47,373)
Receivable from broker-dealers and clearing organization	(6,199)	(14,261)
Accounts receivable - other	(7,605)	(5,765)
Prepaid expenses	(2,346)	(5,580)
Other assets	9	(275)
Increase (decrease) in:		
Accounts payable	(28,905)	37,406
Commissions payable	(8,900)	48,747
Accrued payroll	(5,704)	5,704
Other accrued liabilities	277	116
Total adjustments	(26,737)	(31,281)
Net cash used in operating activities	(22,241)	(129,391)
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Capital contributions	20,000	145,000
Net cash provided by financing activities	20,000	145,000
Net increase (decrease) in cash	(2,241)	15,609
Cash at beginning of year	33,451	17,842
Cash at end of year	$ 31,210	$ 33,451
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Note 1 - Summary of Significant Accounting Policies

A.   Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2009, the Company is licensed in 19 states and one territory, including Arizona, California, District of Columbia, Florida, Georgia, Illinois, Indiana, Kentucky, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Virginia, and West Virginia.

B.   Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

C.   Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2009. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E.   Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $3,060 and $2,200 in 2009 and 2008, respectively.

(Continued)

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities for the year ended December 31, 2009, $3,251, or $5,000. At December 31, 2009 the Company's net capital as defined by SEC Rule 15c3-1 was $62,666 in excess of the minimum net capital required.

Note 4 – Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. Certain expenses are incurred by the parent who bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses.

Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

Note 6 – Change in Presentation

Maintenance and repairs were included in other expenses on the prior year financial statements. The balance has been separated in the these financial statements.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2009, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2009

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$ 89,228
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		89,228
Non-allowable assets:		
Accounts receivable – other	$ 13,370	
Prepaid expenses	7,926	
Intangibles – other assets	208	21,504
Net capital before haircuts on securities positions		67,724
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	58	58
Total net capital		$ 67,666

Schedule II

Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 65,065
Audit adjustments	2,601
Net capital per audited financial statements	$ 67,666

Note: The increase in net capital, $2,601, is principally due to an increase of $2,897 in cash and a decrease of $296 in commissions' receivable.



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Capital City Securities, LLC

In planning and performing our audit of the financial statements of Capital City Securities, LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

January 21, 2010